Exhibit 2

For Immediate Release

December 18, 2012

Contact: Jeffrey H. Birnbaum, jbirnbaum@bgrpr.com, 202-661-6367

Crest Financial and Affiliates Buy More Clearwire Shares and Reject Sprint’s New Offer

HOUSTON – Crest Financial Limited, its affiliates and other related persons today filed an amended Schedule 13D with the Securities and Exchange Commission disclosing that they have acquired additional shares of Clearwire Corporation. The Crest group now owns 57,653,419 shares, or approximately 8.34 percent of Clearwire’s outstanding Class A stock, up from the 45,801,898 Class A shares of Clearwire, or approximately 6.62 percent of Clearwire’s outstanding Class A stock, which it had owned previously.

The Crest group’s purchase of additional Clearwire shares demonstrates its willingness to further invest in Clearwire and its confidence in Clearwire’s network build-out plan.

In the meantime, Crest continues to oppose the proposed merger of Clearwire with Sprint Nextel Corporation. Crest intends to pursue all avenues available to it including its lawsuit against Clearwire, Sprint and others in the Court of Chancery of the State of Delaware, to protect itself and other minority shareholders in Clearwire from the unfair dealings of Sprint and Clearwire in this matter.